# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COLLIERS INTERNATIONAL GROUP INC., CIK 0000913353
CUSIP: 194693107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1140 Bay Street, Suite 4000, Toronto, Ontario Canada (A6), M5S 2B4
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000944388

## Reporting persons
- 1832 Asset Management L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 344,984; shared voting power 6,360; sole dispositive power 344,984; shared dispositive power 6,360; aggregate amount beneficially owned 351,344 (0.7118% of the class)
- MD Financial Management Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 35,717; shared voting power 0; sole dispositive power 35,717; shared dispositive power 0; aggregate amount beneficially owned 35,717 (0.0724% of the class)
- Scotia McLeod, a division of Scotia Capital Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 25,404; shared voting power 0; sole dispositive power 25,404; shared dispositive power 0; aggregate amount beneficially owned 25,404 (0.0515% of the class)
- Jarislowsky, Fraser Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: Quebec Canada (A8); sole voting power 2,532,836; shared voting power 0; sole dispositive power 2,532,836; shared dispositive power 0; aggregate amount beneficially owned 2,532,836 (5.1311% of the class)

## Item 1. Issuer
Name of issuer: COLLIERS INTERNATIONAL GROUP INC.
Address of issuer's principal executive offices: 1140 Bay Street, Suite 4000, Toronto, ONTARIO, CANADA M5S 2B4

## Item 2. Person Filing
Name of person filing:
1832 Asset Management L.P.
MD Financial Management Inc.
Scotia McLeod, a division of Scotia Capital Inc.
Jarislowsky, Fraser Limited
Address of principal business office or, if none, residence:
Scotiabank North, 40 Temperance Street, 16th Floor, Toronto, Ontario, M5H 0B4, Canada
1870 Alta Vista Drive, Ottawa, Ontario, K1G 6R7, Canada
40 King St. West, Scotia Plaza, 52nd Floor, Toronto, Ontario, M5W 2X6, Canada
1010 Sherbrooke St. West, 20th Floor, Montreal, Quebec, Canada, H3A 2R7
Citizenship:
Canadian
Canadian
Canadian
Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), investment adviser (IA)
Type of institution (non-U.S. institution) or other detail: If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser and broker dealer

## Item 4. Ownership
Amount beneficially owned: 2,945,301
Percent of class: 5.97
Sole power to vote or to direct the vote: 2,938,941
Shared power to vote or to direct the vote: 6,360
Sole power to dispose or to direct the disposition: 2,938,941
Shared power to dispose or to direct the disposition: 6,360

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager and Portfolio Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 1 - Joint Filing Agreement
Exhibit 2 - Power of Attorney

## Signatures
- 1832 Asset Management L.P.: /s/ Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (07/31/2025)
- MD Financial Management Inc.: /s/ Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (07/31/2025)
- Scotia McLeod, a division of Scotia Capital Inc.: /s/ Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (07/31/2025)
- Jarislowsky, Fraser Limited: /s/ Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (07/31/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.